FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 8, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   July 8, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

FOR IMMEDIATE RELEASE

NORSAT INTERNATIONAL INC. ANNOUNCES NEW CORPORATE COMMUNICATIONS PROGRAM

VANCOUVER, BC, CANADA – July 8, 2009 – Norsat International Inc. (TSX: NII, OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that it has initiated a new corporate communications program to improve shareholder relations both in Canada and the United States. As part of the program, Norsat has retained Ms. Caren Holtby in Canada along with Wolfe Axelrod Weinberger Associates LLC in the U.S. to communicate its strategic goals and business opportunities in order to increase investor awareness and thereby enhance shareholder value.

Dr. Amiee Chan, President and CEO of Norsat, stated, “On behalf of the Board of Directors, we believe that it is the appropriate time for Norsat to inform investors of the Company’s powerful growth story.  After an extended search we have selected to retain Caren Holtby and Wolfe Axelrod Weinberger Associates LLC to assist us in expanding our corporate communications and investor relations activities both in Canada and the U.S. Caren will be assisting us in-house along with improving shareholder relations amongst our Canadian investors. Wolfe Axelrod Weinberger Associates LLC, a focused, successful investor relations agency, has extensive experience working with emerging growth and microcap companies and a broad network of investment contacts who are seeking new attractive investment opportunities.  We are looking forward to working with this tandem team to gain increased investor support and market liquidity and, foremost, improvement of shareholder value.”

Ms. Caren Holtby stated, “I am excited to join Dr. Chan and her team at Norsat, along with Wolfe Axelrod Weinberger to assist in communicating the growth plans of Norsat, a Canadian company with a history of providing superior products to the satellite and wireless communications industries.”

Stephen D. Axelrod, CFA, Managing Member of Wolfe Axelrod Weinberger Associates LLC, stated, “We are extremely pleased to be selected by Norsat International Inc. as its investor relations agency and to have the opportunity to be a part of the growth of an exciting renowned player in the field of wireless communications.”

The terms of the retainer agreements are for two years and the Company has agreed to pay aggregate retainer fees of approximately $9,000 per month plus allowable expenses. In addition, the Company has approved incentive compensation in the form of options to purchase an aggregate of 110,000 shares of common stock of Norsat under Norsat’s incentive share option plan, with an exercise price of CAD$0.70, vested over a two year period, and subject to approval of the Toronto Stock Exchange and federal and state regulatory approvals in the United States. Each option will have a five year duration from the date of issue.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

About Wolfe Axelrod Weinberger Associates LLC

Wolfe Axelrod Weinberger Associates LLC (WAW) has been representing publicly traded emerging growth companies to both Wall Street and Main Street for over 25 years.  WAW designs and implements pro-active, creative and aggressive programs that enable our clients to lower their cost of capital and capture the attention they deserve from the investment community and the media.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the quarter ended March 31, 2009, and the Management Discussion and Analysis for the quarter ended March 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

Contact:

Norsat International Inc.

Dr. Amiee Chan, 604-821-2808

President & CEO

achan@norsat.com

or

Eugene Syho, 604-821-2838

Chief Financial Officer

esyho@norsat.com

In Canada:

Caren Holtby

Investor Relations

choltby@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

(212) 370-4500; (212) 370-4505 (Fax)

adam@wolfeaxelrod.com